UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Braemar Hotels & Resorts Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
10482B101
(CUSIP Number)
November 11, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

CUSIP No.	10482B101
1		Names of Reporting Persons
Gregory Julien Dewerpe
2		Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3		Sec Use Only

4		Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,866,592
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,866,592
9		Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,592
10		Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11		Percent of class represented by amount in row (9)
5.09%[1]
12		Type of Reporting Person (See Instructions)
IN

(1) The percentage is based on 36,686,729 shares of Common Stock reported to be outstanding as of November 5, 2020 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020 as filed with the Securities and Exchange Commission on November 9, 2020.

2

SCHEDULE 13G

CUSIP No.	10482B101
1		Names of Reporting Persons
AMD Capital Holdings Limited
2		Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3		Sec Use Only

4		Citizenship or Place of Organization
Malta
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,866,592
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,866,592
9		Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,592
10		Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11		Percent of class represented by amount in row (9)
5.09%[1]
12		Type of Reporting Person (See Instructions)
OO

(1) The percentage is based on 36,686,729 shares of Common Stock reported to be outstanding as of November 5, 2020 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020 as filed with the Securities and Exchange Commission on November 9, 2020.

3

SCHEDULE 13G

CUSIP No.	10482B101
1		Names of Reporting Persons
AMD Invest S.a.r.l
2		Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3		Sec Use Only

4		Citizenship or Place of Organization
Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,866,592
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,866,592
9		Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,592
10		Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11		Percent of class represented by amount in row (9)
5.09%[1]
12		Type of Reporting Person (See Instructions)
OO

(1) The percentage is based on 36,686,729 shares of Common Stock reported to be outstanding as of November 5, 2020 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020 as filed with the Securities and Exchange Commission on November 9, 2020.

4

SCHEDULE 13G

CUSIP No.	10482B101
1		Names of Reporting Persons
AMD Alternatives Invest Ltd.
2		Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3		Sec Use Only

4		Citizenship or Place of Organization
Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,866,592
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,866,592
9		Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,592
10		Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11		Percent of class represented by amount in row (9)
5.09%[1]
12		Type of Reporting Person (See Instructions)
OO

(1) The percentage is based on 36,686,729 shares of Common Stock reported to be outstanding as of November 5, 2020 in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020 as filed with the Securities and Exchange Commission on November 9, 2020.

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Item 1.

(a)       Name of Issuer:

Braemar Hotels & Resorts Inc. (the “Issuer”)

(b)       Address of Issuer’s Principal Executive Offices:

14185 Dallas Parkway, Suite 1100, Dallas, Texas, Zip Code 75254

Item 2.
(a)	Name of Person Filing:

This statement is being filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Gregory Julien Dewerpe (“Mr. Dewerpe”)

(ii) AMD Capital Holdings Limited (“AMD Capital”);

(iii) AMD Invest S.a.r.l (“AMD Invest”); and

(iv) AMD Alternatives Invest Ltd. (“AMD Alternatives”).

This joint statement on Schedule 13G (the “Statement”) is being filed by the Reporting Persons.

Mr. Dewerpe holds an interest in the Issuer indirectly through these entities:

(1) AMD Capital is a Maltese company wholly owned by Mr. Dewerpe.

(2) AMD Invest is a Luxembourg company wholly owned by AMD Capital.

(3) AMD Alternatives is the direct holder of 1,866,592 shares of common stock of the Issuer and is a Cypriot company wholly owned by AMD Invest.

Mr. Dewerpe is the sole shareholder of these entities and holds full voting and dispositive powers over the shares held by these entities.

Address of Principal Business Office or, if None, Residence:

AMD Capital: First Floor ,Orange Point, Dun Karm Street, Birkirkara BKR 9037, Malta.

AMD Alternatives: Vyzantiou 30, Office 31, Strovolos 2064 Nicosia, Cyprus.

AMD Invest : 24 Avenue Victor Hugo, L-1750 Luxembourg.

Gregory Dewerpe: 20 Thayer Street, W1U2DD, London, United Kingdom.

(b)	Citizenship:

(i) Mr. Dewerpe: Switzerland;

(ii) AMD Capital: Malta;

(iii) AMD Invest: Luxembourg; and

(iv) AMD Alternatives: Cyprus.

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(c)	Title and Class of Securities:

Common stock.

(d)	CUSIP No.:

10482B101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

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Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2020

Gregory Julien Dewerpe

/s/_ Gregory Julien Dewerpe ____

AMD Capital Holdings Limited

By: /s/ Nabil El Midaoui __________

By: Nabil El Midaoui

Title: Legal representative

AMD Invest S.a.r.l

By: /s/ Nabil El Midaoui __________

By: Nabil El Midaoui

Title: Legal representative

AMD Alternatives Invest Ltd.

By: /s/ Nabil El Midaoui __________

By: Nabil El Midaoui

Title: Legal representative

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to common stock of Braemar Hotels and Resorts Inc. dated as of November 17, 2020 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 17, 2020

Gregory Julien Dewerpe

/s/_ Gregory Julien Dewerpe ____

AMD Capital Holdings Limited

By: /s/ Nabil El Midaoui __________

By: Nabil El Midaoui

Title: Legal representative

AMD Invest S.a.r.l

By: /s/ Nabil El Midaoui __________

By: Nabil El Midaoui

Title: Legal representative

AMD Alternatives Invest Ltd.

By: /s/ Nabil El Midaoui __________

By: Nabil El Midaoui

Title: Legal representative

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EXHIBIT B

POWER OF ATTORNEY

AMD Capital Holdings Limited, a limited company organized under the laws of Malta, AMD Invest S.a.r.l, a limited company organized under the laws of Luxembourg, and AMD Alternatives Invest Ltd., a limited company organized under the laws of Cyprus, each hereby appoint Nabil El Midaoui (the "Attorney-in-Fact") as legal representative to execute for and on behalf of each of them, all Schedules 13G under the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and relevant stock exchanges (individually, each a "Filing").

Each of the undersigned acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

The powers hereby conferred upon the Attorney-in-Fact shall continue in force until notice of the revocation of this Power of Attorney has been received by the Attorney-in-Fact.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 17th day of November 2020.

AMD Capital Holdings Limited

By: /s/ Andrew Heraghty __________

Praxis IFM Trust Limited

By: Andrew Heraghty

Director

AMD Invest S.a.r.l

By: /s/ Scot Wardlaw_____________

Scot Wardlaw

Director

AMD Alternatives Invest Ltd.

By: /s/ Cleo Koushos Kros ________

KK Law Managers Limited

By: Cleo Koushos Kros

Director

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